FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on February 3, 2012, by Panasonic Corporation (the registrant), announcing consolidated financial results for the third quarter and nine months ended December 31, 2011 (fiscal 2012).

2.	Supplemental consolidated financial data for the third quarter and nine months ended December 31, 2011 (fiscal 2012).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 7, 2012

February 3, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Haruhiko Sezaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS THIRD-QUARTER AND NINE-MONTH RESULTS

- Increased Business Restructuring Expenses Cause Net Loss; Annual Forecast Revised Downward -

Osaka, Japan, February 3, 2012 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today reported its consolidated financial results for the third quarter and nine months ended December 31, 2011, of the current fiscal year ending March 31, 2012 (fiscal 2012).

Consolidated Third-quarter Results

Consolidated group sales for the third quarter decreased by 14% to 1,960.2 billion yen from 2,285.5 billion yen, compared with the same period a year ago. Of the consolidated group total, domestic sales amounted to 1,043.8 billion yen, down by 13% from 1,200.6 billion yen and overseas sales decreased to 916.4 billion yen, down by 16% from 1,084.9 billion yen.

Sales in the Japanese consumer electronics industry declined from the last fiscal year when there was rush demand as a result of the Japanese government’s ‘eco-point’ stimulus package. Although there were signs of recovery with the normalization of the supply chain, which had been disrupted by the Great East Japan Earthquake, the Japanese economy as a whole was still severely affected by the shortage in electricity distribution after the disaster, the global economic slowdown, appreciation of the yen, and declining stock prices.

In the meantime, the global economy continued to slow down caused by the flooding in Thailand and the destabilization of the European finance market due to the government debt crisis, despite demand expansion in emerging markets including China.

In such a business environment, Panasonic has been working towards two themes, Paradigm Shift to Growth and Laying Foundations to be a Green Innovation Company, in the second year of its three-year midterm management plan called “Green Transformation 2012 (GT12).” This is the first step towards the 100th anniversary vision of becoming the “No.1 Green Innovation Company in the Electronics Industry.”

Although the company pursued a streamlining program to reduce material and fixed costs, operating loss1 was 8.1 billion yen, compared with a profit of 95.3 billion yen a year ago. Pre-tax loss was 191.2 billion yen, compared with a profit of 82.7 billion yen a year ago. Net loss attributable to Panasonic Corporation amounted to 197.6 billion yen, compared with a profit of 40.0 billion yen a year ago.

Consolidated Nine-month Results

Consolidated group sales for nine months ended December 31, 2011 decreased by 10% to 5,965.4 billion yen, compared with 6,653.4 billion yen in the same period of fiscal 2011. Domestic sales amounted to 3,080.2 billion yen, down by 9% from 3,390.1 billion yen a year ago, while overseas sales decreased by 12% to 2,885.2 billion yen, down from 3,263.3 billion yen a year ago.

The company’s operating profit for the nine months decreased to 39.5 billion yen, from 264.3 billion yen a year ago, due mainly to sales decline caused by the Great East Japan Earthquake and the flooding in Thailand. Price decline and appreciation of the yen also caused a decrease in profit. Pre-tax loss totaled 350.5 billion yen, compared with a pre-tax income of 227.3 billion yen a year ago, due mainly to the business restructuring expenses such as the implementation of early retirement programs and the impairment losses of fixed assets. Net income attributable to Panasonic Corporation turned to a loss of 333.8 billion yen from an income of 114.7 billion yen a year ago by incurring an adjustment to deferred tax assets and liabilities for changes in Japanese corporate tax rates as a provision for income taxes.

[1]	For information about operating profit (loss), see Note 2 of the Notes to consolidated financial statements on page 13.

Consolidated Nine-month Breakdown by Business Segment

The company’s nine-month consolidated sales and segment profit by business segment, compared with the amounts a year ago, are summarized as follows:

Digital AVC Networks

Sales decreased by 16% to 2,182.9 billion yen from 2,585.4 billion yen a year ago. Despite favorable sales of PCs, this result was due mainly to sales decline in flat-panel TVs and mobile phones. Segment loss amounted to 32.7 billion yen, compared with segment profit of 101.2 billion yen a year ago, due mainly to sales decrease and price decline.

Home Appliances

Sales increased by 1% to 979.2 billion yen, compared with 974.2 billion yen a year ago, due mainly to stable sales in air conditioners, washing machines and refrigerators. Segment profit was 78.6 billion yen, compared with 81.9 billion yen a year ago, due mainly to rising prices for raw materials.

PEW and PanaHome

Sales increased by 3% to 1,322.8 billion yen from 1,280.5 billion yen a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales growth in environmentally-conscious products including LED lightings as well as housing/building-related business contributed to the overall sales increase, although sales declined in devices such as electronic equipment and automation controls. For PanaHome Corporation and its subsidiaries, favorable sales of housing construction mainly for detached housing led to its overall sales increase, despite the signs of slowdown in the Japanese housing market after the fall of 2011. Segment profit was 50.4 billion yen, decreased from 54.0 billion yen a year ago, due mainly to price decline and rising prices in raw materials.

Components and Devices

Sales decreased by 15% to 609.6 billion yen, compared with 713.8 billion yen a year ago. This result was due mainly to sluggish sales in semiconductors as well as declines in sales of general components and batteries. Segment loss was 17.3 billion yen, compared with segment profit of 29.1 billion yen a year ago, due mainly to sales decrease and price decline.

SANYO

Sales decreased by 20% to 974.1 billion yen, compared with 1,223.0 billion yen a year ago. Although sales of solar photovoltaic systems and cold-chain equipments were stable, sales of electronic components, home appliances, digital cameras, and TVs were sluggish. Sales decline owing to the semiconductor business transfer in fiscal 2011 also led to the overall sales decrease. A 47.0 billion yen of segment loss was recorded, compared with a segment profit of 0.4 billion yen a year ago, influenced by sales decrease, after incurring the expenses such as amortization of intangible assets recorded at the acquisition.

Other

Sales totaled 776.9 billion yen, down by 6% from 822.9 billion yen a year ago, due mainly to sales decline in factory automation equipment as well as components for group companies in Panasonic. Segment profit amounted to 32.0 billion yen, compared with 35.2 billion yen a year ago, due mainly to sales decrease.

Consolidated Financial Condition

Net cash used in operating activities for nine months ended December 31, 2011 amounted to 38.2 billion yen, due to incurring net loss and decrease in trade payables. Net cash used in investing activities amounted to 199.7 billion yen. This was due mainly to capital expenditures, offsetting proceeds from disposition of investments and advances as well as disposals of property, plant and equipment. Net cash used in financing activities was 15.7 billion yen, due mainly to repayments of long-term debt including bond redemption and dividend payment, despite the issuance of short-term bonds. Taking into consideration the effect of exchange rate fluctuations, cash and cash equivalents totaled 685.9 billion yen as of December 31, 2011, a decrease of 289.0 billion yen, compared with the end of the last fiscal year.

The company’s consolidated total assets as of December 31, 2011 decreased by 822.0 billion yen to 7,000.9 billion yen from the end of fiscal 2011. This was due mainly to the appreciation of the yen and a decrease in cash and cash equivalents. A decrease in property, plant and equipment, and other assets by incurring impairment losses also caused a decrease in total assets. The company’s consolidated total liabilities amounted to 4,604.6 billion yen, attributable primarily to the appreciation of the yen and a decrease in account payables. Panasonic Corporation shareholders’ equity decreased 226.5 billion yen to 2,332.5 billion yen as of December 31, 2011. Despite an increase of Panasonic shareholder’s equity by share exchanges for acquisition of all shares of PEW and SANYO, this was primarily due to a decrease in retained earnings by incurring net loss attributable to Panasonic Corporation and deterioration in accumulated other comprehensive income. Noncontrolling interests decreased by 323.5 billion yen to 63.8 billion yen, due mainly to the share exchanges as stated above.

Outlook for Fiscal 2012

Regarding the annual forecast for fiscal 2012, the company revised its previous sales forecast of 8,300.0 billion yen downward to 8,000.0 billion yen because of significant sales declines in mainly digital products. The primary causes of this are the global economic slowdown and instability in the financial markets due to the European debt crisis, as well as the extensive supply chain disruption caused by the flooding in Thailand occurred in October 2011. Operating profit is expected to be 30.0 billion yen, a decrease from the previous forecast of 130.0 billion yen. Although the company carried out streamlining efforts rigorously in this extreme situation, it is not expected that the company will be able to offset the decline in sales. Pre-tax loss is forecast to be 820.0 billion yen, a deterioration from the previous forecast of a loss of 430.0 billion yen, owing primarily to anticipated additional business restructuring expenses of 250.0 billion yen including goodwill impairment, and a write-down of investment securities affected by the stock market slump. Net loss attributable to Panasonic Corporation is expected to be 780.0 billion yen, a deterioration from the previous forecast of a loss of 420.0 billion yen mainly as a result of incurring an adjustment to deferred tax assets and liabilities for changes in Japanese corporate tax rates. Net loss attributable to Panasonic Corporation, per share is anticipated to be 337.33 yen, compared with the previous forecast of a loss of 181.64 yen.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York Stock Exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas, and direct or indirect adverse effects of the flooding in Thailand on the Panasonic Group in terms of, among others, component procurement and manufacturing. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Three months ended December 31)

	Yen (millions)		Percentage 2011/2010
	2011	2010
Net sales	¥1,960,200	¥2,285,413	86%
Cost of sales	(1,487,926)	(1,691,283)
Selling, general and administrative expenses	(480,333)	(498,766)
Interest income	3,319	2,540
Dividends received	1,936	2,162
Interest expense	(7,388)	(6,808)
Expenses associated with the implementation of early retirement programs *	(37,651)	(6,619)
Other income (deductions), net *	(143,345)	(3,872)

Income (loss) before income taxes	(191,188)	82,767	—

Provision for income taxes	(21,013)	(47,695)
Equity in earnings of associated companies	1,246	3,953

Net income (loss)	(210,955)	39,025	—
Less net income (loss) attributable to noncontrolling interests	(13,287)	(958)

Net income (loss) attributable to Panasonic Corporation	¥(197,668)	¥39,983	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	(85.49) yen	19.31 yen
per ADS	(85.49) yen	19.31 yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 13-14.

Supplementary Information

(Three months ended December 31)

	Yen (millions)
	2011	2010
Depreciation (tangible assets)	¥62,105	¥68,697
Capital investment **	¥64,161	¥92,375
R&D expenditures	¥132,700	¥134,862

Number of employees (December 31)	348,028	375,597

**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Statement of Operations *

(Nine months ended December 31)

	Yen (millions)		Percentage 2011/2010
	2011	2010
Net sales	¥5,965,398	¥6,653,361	90%
Cost of sales	(4,482,247)	(4,890,833)
Selling, general and administrative expenses	(1,443,611)	(1,498,196)
Interest income	10,055	8,257
Dividends received	5,750	5,645
Interest expense	(21,560)	(21,093)
Expenses associated with the implementation of early retirement programs *	(60,960)	(8,224)
Other income (deductions), net *	(323,356)	(21,597)

Income (loss) before income taxes	(350,531)	227,320	—

Provision for income taxes	(19,658)	(111,842)
Equity in earnings of associated companies	6,077	7,582

Net income (loss)	(364,112)	123,060	—
Less net income (loss) attributable to noncontrolling interests	(30,293)	8,359

Net income (loss) attributable to Panasonic Corporation	¥(333,819)	¥114,701	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	(144.37) yen	55.40 yen
per ADS	(144.37) yen	55.40 yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 13-14.

Supplementary Information

(Nine months ended December 31)

	Yen (millions)
	2011	2010
Depreciation (tangible assets)	¥193,526	¥207,159
Capital investment **	¥195,573	¥293,450
R&D expenditures	¥399,551	¥400,695

Number of employees (December 31)	348,028	375,597

**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

December 31, 2011

With comparative figures for March 31, 2011

	Yen (millions)
	Dec. 31, 2011	March 31, 2011
Assets
Current assets:
Cash and cash equivalents	¥685,865	¥974,826
Time deposits	26,072	69,897
Trade receivables:
Notes	83,953	78,979
Accounts	963,670	1,001,982
Allowance for doubtful receivables	(21,381)	(21,860)
Inventories	872,253	896,424
Other current assets	475,949	489,601

Total current assets	3,086,381	3,489,849

Investments and advances	461,072	569,651
Property, plant and equipment, net of accumulated depreciation	1,718,215	1,883,309
Other assets	1,735,239	1,880,061

Total assets	¥7,000,907	¥7,822,870

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥495,444	¥432,982
Trade payables:
Notes	53,088	60,128
Accounts	794,468	941,124
Other current liabilities	1,376,929	1,412,816

Total current liabilities	2,719,929	2,847,050

Noncurrent liabilities:
Long-term debt	1,115,686	1,162,287
Other long-term liabilities	769,034	867,198

Total noncurrent liabilities	1,884,720	2,029,485

Total liabilities	4,604,649	4,876,535

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,115,892	1,100,181
Legal reserve	94,642	94,198
Retained earnings	1,879,407	2,401,909
Accumulated other comprehensive income (loss) *	(769,542)	(625,300)
Treasury stock, at cost	(246,673)	(670,736)

Total Panasonic Corporation shareholders’ equity	2,332,466	2,558,992

Noncontrolling interests	63,792	387,343

Total equity	2,396,258	2,946,335

Total liabilities and equity	¥7,000,907	¥7,822,870

* Accumulated other comprehensive income (loss) breakdown:
	Yen (millions)
	Dec. 31, 2011	March 31, 2011
Cumulative translation adjustments	¥(549,170)	¥(453,158)
Unrealized holding gains (losses) of available-for-sale securities	(21,210)	16,835
Unrealized gains of derivative instruments	247	2,277
Pension liability adjustments	(199,409)	(191,254)

**	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Information by Business Segment *

(Nine months ended December 31)

By Business Segment:

	Yen (billions)		Percentage 2011/2010
	2011	2010
[Sales]
Digital AVC Networks	¥2,182.9	¥2,585.4	84%
Home Appliances	979.2	974.2	101%
PEW and PanaHome	1,322.8	1,280.5	103%
Components and Devices	609.6	713.8	85%
SANYO	974.1	1,223.0	80%
Other	776.9	822.9	94%

Subtotal	6,845.5	7,599.8	90%
Eliminations	(880.1)	(946.4)	—

Consolidated total	¥5,965.4	¥6,653.4	90%

[Segment Profit (Loss)]*
Digital AVC Networks	¥(32.7)	¥101.2	—
Home Appliances	78.6	81.9	96%
PEW and PanaHome	50.4	54.0	93%
Components and Devices	(17.3)	29.1	—
SANYO	(47.0)	0.4	—
Other	32.0	35.2	91%

Subtotal	64.0	301.8	21%
Corporate and eliminations	(24.5)	(37.5)	—

Consolidated total	¥39.5	¥264.3	15%

*	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Nine months ended December 31)

	Yen (millions)
	2011	2010
Cash flows from operating activities:
Net income (loss)	¥(364,112)	¥123,060
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	253,800	268,894
Net (gain) loss on sale of investments	1,473	(7,060)
Cash effects of changes in, excluding acquisition:
Trade receivables	(9,934)	(18,352)
Inventories	(22,247)	(81,646)
Trade payables	(86,076)	13,249
Retirement and severance benefits	(26,215)	(24,289)
Other	215,089	100,436

Net cash provided by (used in) operating activities	(38,222)	374,292

Cash flows from investing activities:
Proceeds from disposition of investments and advances	38,221	64,005
Increase in investments and advances	(5,226)	(7,100)
Capital expenditures	(300,368)	(294,162)
Proceeds from disposals of property, plant and equipment	41,641	111,624
(Increase) decrease in time deposits	39,306	5,103
Other	(13,299)	(19,899)

Net cash used in investing activities	(199,725)	(140,429)

Cash flows from financing activities:
Increase (decrease) in short-term debt	213,040	542,725
Increase (decrease) in long-term debt	(191,091)	(79,949)
Dividends paid to Panasonic Corporation shareholders	(21,912)	(20,705)
Dividends paid to noncontrolling interests	(8,921)	(9,568)
(Increase) decrease in treasury stock	(11)	(402)
Other	(6,851)	(587,334)

Net cash used in financing activities	(15,746)	(155,233)

Effect of exchange rate changes on cash and cash equivalents	(35,268)	(62,591)

Net increase (decrease) in cash and cash equivalents	(288,961)	16,039
Cash and cash equivalents at beginning of period	974,826	1,109,912

Cash and cash equivalents at end of period	¥685,865	¥1,125,951

*	See Notes to consolidated financial statements on pages 13-14.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies and the impairment loss on fixed assets are included as part of operating profit in the statement of operations.

4. In other income (deductions), the company incurred expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

5. The impairment loss on fixed assets is included in other income (deduction), net.

6. Comprehensive income (loss) attributable to Panasonic Corporation was reported as a loss of 477,223 million yen for the nine months ended December 31, 2011, and a loss of 15,764 million yen for the nine months ended December 31, 2010. Comprehensive income (loss) attributable to Panasonic Corporation includes “net income (loss) attributable to Panasonic Corporation” and increases (decreases) in accumulated other comprehensive income (loss) attributable to Panasonic Corporation.

7. Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

8. Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

9. On April 1, 2011, Panasonic conducted share exchanges in order to make Panasonic a wholly-owning parent company, and its subsidiaries Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) its wholly-owned subsidiaries. Therefore, both PEW and SANYO became wholly-owned subsidiaries of the company. The difference between the fair value of the shares of Panasonic delivered to the noncontrolling interest and the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus. As a result of this share exchange, Panasonic Corporation shareholders’ equity increased by 271,205 million yen while noncontrolling interests decreased by the same amount. The company absorbed PEW on January 1, 2012.

10. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments as of December 31, 2011 are as follows:

Digital AVC Networks

AVC Networks Company, Systems & Communications Company*,

Automotive Systems Company, Panasonic Healthcare Co., Ltd.

Home Appliances

Home Appliances Company, Lighting Company, Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd., Energy Company

SANYO

SANYO Electric Co., Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

*	The operations of System Networks Company and Panasonic Mobile Communications Co., Ltd. in Digital AVC Networks were integrated in April 2011. As a result, Systems & Communications Company was established.

11. Number of consolidated companies: 600 (including parent company)

12. Number of associated companies under the equity method: 109

# # #

February 3, 2012

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2012

Third Quarter and Nine Months ended December 31, 2011

1. Sales Breakdown

yen (billions)

Fiscal 2012 Third Quarter	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	320.5	63%	66%	96.1	46%	224.4	74%	80%
Information and Communications Equipment	357.2	101%	104%	183.2	102%	174.0	100%	106%

Digital AVC Networks	677.7	78%	82%	279.3	72%	398.4	84%	90%
Home Appliances	306.0	95%	97%	186.3	97%	119.7	91%	96%
PEW and PanaHome	392.8	99%	100%	325.9	101%	66.9	88%	94%
Components and Devices	171.0	92%	95%	67.8	98%	103.2	88%	94%
SANYO	289.8	76%	79%	113.8	72%	176.0	78%	83%
Other	122.9	93%	94%	70.7	99%	52.2	86%	88%

Total	1,960.2	86%	88%	1,043.8	87%	916.4	84%	90%

(Domestic vs. Overseas)	(100%)			(53%)		(47%)

yen (billions)

Fiscal 2012 Nine Months ended December 31, 2011	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	949.3	73%	76%	328.6	68%	620.7	77%	81%
Information and Communications Equipment	1,030.8	94%	97%	508.0	88%	522.8	100%	107%

Digital AVC Networks	1,980.1	83%	85%	836.6	79%	1,143.5	86%	91%
Home Appliances	939.6	100%	103%	525.7	99%	413.9	102%	108%
PEW and PanaHome	1,172.4	102%	104%	949.7	104%	222.7	98%	104%
Components and Devices	518.9	90%	93%	187.6	93%	331.3	88%	93%
SANYO	935.8	78%	82%	357.4	76%	578.4	80%	86%
Other	418.6	103%	105%	223.2	107%	195.4	100%	103%

Total	5,965.4	90%	92%	3,080.2	91%	2,885.2	88%	94%

(Domestic vs. Overseas)	(100%)			(52%)		(48%)

Overseas Sales by Region

yen (billions)

	Fiscal 2012 Third Quarter			Fiscal 2012 Nine Months ended December 31, 2011
		12/11	Local currency basis 12/11		12/11	Local currency basis 12/11
North and South America	259.0	90%	97%	743.2	88%	97%
Europe	201.4	83%	89%	585.7	87%	90%
Asia	214.2	82%	87%	728.8	88%	93%
China	241.8	83%	86%	827.5	90%	95%

Total	916.4	84%	90%	2,885.2	88%	94%

Supplemental Consolidated Financial Data for Fiscal 2012

3Q and nine months ended Dec. 31, 2011

Panasonic Corporation

2. Sales by Products

yen (billions)

Product Category	Products	Fiscal 2012
		Third Quarter		Nine Months ended December 31, 2011
		Sales	12/11	Sales	12/11
Digital AVC Networks	TVs	185.3	56%	553.6	67%
	Plasma TVs	86.8	54%	247.9	61%
	LCD TVs	89.8	58%	265.3	74%
	Digital cameras	37.6	72%	123.5	82%
	BD / DVD recorders	38.6	75%	110.0	97%
	BD recorders / players	34.1	78%	96.3	101%
Home Appliances	Air conditioners	44.7	82%	212.1	105%
	Washing machines	41.7	113%	107.9	108%
	Refrigerators	34.0	93%	104.7	100%
Components and Devices	General components	77.8	95%	235.7	93%
	Semiconductors *	57.5	80%	185.7	76%

*	Information for semiconductors is on a production basis.

3. Segment Information

yen (billions)

	Fiscal 2012 Third Quarter					Fiscal 2012 Nine Months ended December 31, 2011
	Sales	12/11	Segment Profit	% of sales	12/11	Sales	12/11	Segment Profit	% of sales	12/11
Digital AVC Networks	750.4	81%	-14.6	-1.9%	—	2,182.9	84%	-32.7	-1.5%	—
Home Appliances	320.3	95%	26.0	8.1%	79%	979.2	101%	78.6	8.0%	96%
PEW and PanaHome	443.6	99%	18.8	4.2%	81%	1,322.8	103%	50.4	3.8%	93%
Components and Devices	198.1	85%	-9.9	-5.0%	—	609.6	85%	-17.3	-2.8%	—
SANYO	304.8	78%	-20.1	-6.6%	—	974.1	80%	-47.0	-4.8%	—
Other	223.0	85%	8.1	3.6%	66%	776.9	94%	32.0	4.1%	91%

Total	2,240.2	86%	8.3	0.4%	8%	6,845.5	90%	64.0	0.9%	21%
Corporate and eliminations	-280.0	—	-16.4	—	—	-880.1	—	-24.5	—	—

Consolidated total	1,960.2	86%	-8.1	-0.4%	—	5,965.4	90%	39.5	0.7%	15%

4. Primary Domain Companies’ Information

(Business domain company basis)

<Sales, Domain Company Profit and Capital Investment * >

Fiscal 2012 Third Quarter	yen (billions)

	Sales		Domain Company Profit			Capital Investment
		12/11		% of Sales	12/11		12-11
AVC Networks Company	351.6	68%	-37.3	-10.6%	—	7.2	-19.3
Panasonic Electronic Devices Co., Ltd.	82.0	92%	-2.2	-2.7%	—	10.1	+1.9
Factory Automation Business	34.4	90%	3.1	9.1%	76%	0.5	+0.2

Fiscal 2012 Nine Months ended December 31, 2011						yen (billions)

	Sales		Domain Company Profit			Capital Investment
		12/11		% of Sales	12/11		12-11
AVC Networks Company	1,070.7	79%	-86.3	-8.1%	—	31.9	-54.7
Panasonic Electronic Devices Co., Ltd.	249.2	88%	-2.5	-1.0%	—	23.3	+2.0
Factory Automation Business	132.1	98%	17.6	13.4%	90%	2.3	+1.2

*	These figures are calculated on an accrual basis.

Supplemental Consolidated Financial Data for Fiscal 2012

3Q and nine months ended Dec. 31, 2011

Panasonic Corporation

5. Capital Investment by Segments *

				yen (billions)

	Fiscal 2012 Third Quarter		Fiscal 2012 Nine Months ended December 31, 2011
		12-11		12-11
Digital AVC Networks	11.4	-20.8	45.8	-59.1
Home Appliances	8.7	+2.5	26.4	+5.2
PEW and PanaHome	10.5	-1.5	33.1	+1.4
Components and Devices **	18.7	-0.1	44.8	-11.8
SANYO	13.5	-7.4	39.0	-33.6
Other	1.4	-0.9	6.5	+0.0

Total	64.2	-28.2	195.6	-97.9

<** semiconductors only>	< 5.1 >	< -0.5 >	< 10.8 >	< -5.9 >

*	These figures are calculated on an accrual basis.

6. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2011						Fiscal 2012
	Third Quarter		Nine Months ended December 31		Full Year		Third Quarter		Nine Months ended December 31
U.S. Dollars		¥85		¥89		¥88		¥78		¥80
Euro		¥112		¥118		¥117		¥110		¥113

<Rates Used for Consolidation>

	Fiscal 2011						Fiscal 2012
	Third Quarter		Nine Months ended December 31		Full Year		Third Quarter		Nine Months ended December 31
U.S. Dollars		¥83		¥87		¥86		¥77		¥79
Euro		¥112		¥113		¥113		¥104		¥111

<Foreign Currency Transaction> *										(billions	)

	Fiscal 2011						Fiscal 2012
	Third Quarter		Nine Months ended December 31		Full Year		Third Quarter		Nine Months ended December 31
U.S. Dollars	US$	0.6	US$	1.5	US$	2.0	US$	0.8	US$	2.6
Euro		€0.2		€0.8		€1.1		€0.4		€1.2

*	These figures are based on the net foreign exchange exposure of the company.

Transaction amount of SANYO is included from fiscal 2012.

7. Number of Employees

				(persons)

	End of December 2010	End of March 2011	End of September 2011	End of December 2011
Domestic	151,117	145,512	143,321	138,694
Overseas	224,480	221,425	217,379	209,334

Total	375,597	366,937	360,700	348,028

Supplemental Consolidated Financial Data for Fiscal 2012

3Q and nine months ended Dec. 31, 2011

Panasonic Corporation

8. Fiscal 2012 Annual Forecasts

(1) Sales Breakdown

Fiscal 2012 Forecast (as of October 31, 2011)	yen (billions)

	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	1,275.0	81%	83%	440.0	74%	835.0	85%	89%
Information and Communications Equipment	1,565.0	106%	109%	810.0	103%	755.0	109%	116%

Digital AVC Networks	2,840.0	93%	96%	1,250.0	91%	1,590.0	95%	100%
Home Appliances	1,280.0	105%	107%	690.0	101%	590.0	108%	115%
PEW and PanaHome	1,620.0	104%	106%	1,305.0	104%	315.0	106%	112%
Components and Devices	705.0	94%	98%	270.0	104%	435.0	89%	94%
SANYO	1,225.0	80%	84%	490.0	81%	735.0	80%	86%
Other	630.0	106%	107%	345.0	102%	285.0	111%	114%

Total	8,300.0	95%	98%	4,350.0	96%	3,950.0	95%	100%

(Domestic vs. Overseas)	(100%)			(52%)		(48%)

Fiscal 2012 Forecast (as of February 3, 2012)	yen (billions)

	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	1,180.0	75%	78%	415.0	70%	765.0	78%	83%
Information and Communications Equipment	1,485.0	101%	104%	760.0	97%	725.0	105%	112%

Digital AVC Networks	2,665.0	87%	91%	1,175.0	85%	1,490.0	89%	95%
Home Appliances	1,250.0	102%	105%	690.0	101%	560.0	103%	109%
PEW and PanaHome	1,600.0	103%	104%	1,305.0	104%	295.0	99%	105%
Components and Devices	650.0	87%	90%	245.0	94%	405.0	83%	88%
SANYO	1,205.0	79%	83%	490.0	81%	715.0	77%	83%
Other	630.0	106%	107%	345.0	102%	285.0	111%	114%

Total	8,000.0	92%	95%	4,250.0	94%	3,750.0	90%	95%

(Domestic vs. Overseas)	(100%)			(53%)		(47%)

Overseas Sales by Region

yen (billions)

	Fiscal 2012 Forecasts (as of October 31, 2011)			Fiscal 2012 Forecasts (as of February 3, 2012)
		12/11	Local currency basis 12/11		12/11	Local currency basis 12/11
North and South America	990.0	92%	102%	960.0	90%	98%
Europe	750.0	87%	91%	720.0	84%	87%
Asia	1,030.0	96%	101%	970.0	90%	96%
China	1,180.0	100%	104%	1,100.0	93%	98%

Total	3,950.0	95%	100%	3,750.0	90%	95%

Supplemental Consolidated Financial Data for Fiscal 2012

3Q and nine months ended Dec. 31, 2011

Panasonic Corporation

8. Fiscal 2012 Annual Forecasts (Continued)

(2) Segment Information

Fiscal 2012 Forecast (as of October 31, 2011)	yen (billions)

	Sales	12/11	Segment Profit	% of sales	12/11
Digital AVC Networks	3,090.0	94%	36.0	1.2%	31%
Home Appliances	1,320.0	103%	104.0	7.9%	113%
PEW and PanaHome	1,810.0	104%	76.0	4.2%	104%
Components and Devices	880.0	95%	5.0	0.6%	15%
SANYO	1,260.0	81%	-69.0	-5.5%	—
Other	1,200.0	100%	45.0	3.8%	85%

Total	9,560.0	96%	197.0	2.1%	55%
Corporate and eliminations	-1,260.0	—	-67.0	—	—

Consolidated total	8,300.0	95%	130.0	1.6%	43%

(Note)	The annual forecast for semiconductors on a production basis for fiscal 2012 is 269.5 billion yen, down 14% from fiscal 2011.

Fiscal 2012 Forecast (as of February 3, 2012)	yen (billions)

	Sales	12/11	Segment Profit	% of sales	12/11
Digital AVC Networks	2,910.0	88%	-30.0	-1.0%	—
Home Appliances	1,290.0	101%	93.0	7.2%	101%
PEW and PanaHome	1,790.0	103%	66.0	3.7%	90%
Components and Devices	810.0	87%	-22.0	-2.7%	—
SANYO	1,240.0	79%	-74.0	-6.0%	—
Other	1,170.0	98%	47.0	4.0%	89%

Total	9,210.0	92%	80.0	0.9%	22%
Corporate and eliminations	-1,210.0	—	-50.0	—	—

Consolidated total	8,000.0	92%	30.0	0.4%	10%

(Note)	The annual forecast for semiconductors on a production basis for fiscal 2012 is 236.7 billion yen, down 25% from fiscal 2011.

Supplemental Consolidated Financial Data for Fiscal 2012

3Q and nine months ended Dec. 31, 2011

Panasonic Corporation

8. Fiscal 2012 Annual Forecasts (Continued)

(3) Primary Domain Companies’ Information

(Business domain company basis)

Sales, Domain Company Profit and Capital Investment *

Fiscal 2012 Forecast (as of October 31, 2011)	yen (billions)

	Sales		Domain Company Profit			Capital Investment
		12/11		% of sales	12/11		12-11
AVC Networks Company	1,428.7	84%	-82.7	-5.8%	—	50.9	-72.1
Panasonic Electronic Devices Co., Ltd.	366.0	100%	11.6	3.2%	94%	37.4	+6.2
Factory Automation Business	181.1	104%	23.9	13.2%	100%	5.1	+3.1

Fiscal 2012 Forecast (as of February 3, 2012)						yen (billions)

	Sales		Domain Company Profit			Capital Investment
		12/11		% of sales	12/11		12-11
AVC Networks Company	1,328.8	78%	-110.8	-8.3%	—	50.6	-72.4
Panasonic Electronic Devices Co., Ltd.	335.0	92%	0.1	0.0%	1%	34.5	+3.3
Factory Automation Business	177.7	102%	25.0	14.1%	104%	3.9	+1.9

*	These figures are calculated on an accrual basis.

(4) Capital Investment, Depreciation, R&D Expenditures

Capital Investment *

yen (billions)

	Fiscal 2012 Forecasts (as of October 31, 2011)		Fiscal 2012 Forecasts (as of February 3, 2012)
		12-11		12-11
Digital AVC Networks	75.0	-78.7	74.0	-79.7
Home Appliances	35.0	+0.3	35.0	+0.3
PEW and PanaHome	47.0	+3.5	45.0	+1.5
Components and Devices **	75.0	+0.3	70.0	-4.7
SANYO	70.0	-17.2	61.0	-26.2
Other	18.0	+8.0	15.0	+5.0

Total	320.0	-83.8	300.0	-103.8

<** semiconductors only>	< 18.8 >	< -2.6 >	< 16.9 >	< -4.5 >

*	These figures are calculated on an accrual basis.

Depreciation (tangible assets)	yen (billions)

Fiscal 2012 Forecasts (unchanged from October 31, 2011)
12-11
270.0	-14.2

R&D Expenditures	yen (billions)

Fiscal 2012 Forecasts (unchanged from October 31, 2011)
12-11
540.0	+12.2

Supplemental Consolidated Financial Data for Fiscal 2012

3Q and nine months ended Dec. 31, 2011

Panasonic Corporation

8. Fiscal 2012 Annual Forecasts (Continued)

(5) Foreign Currency Transaction

Fiscal 2012 Forecast (as of October 31, 2011)

	Rates Used for Consolidation	Foreign Currency Transaction *
U.S.Dollars	¥78	US$	3.8 billion
Euro	¥110		€1.7 billion

Fiscal 2012 Forecast (as of February 3, 2012)

	Rates Used for Consolidation	Foreign Currency Transaction *
U.S.Dollars	¥79	US$	3.4 billion
Euro	¥108		€1.7 billion

*	These figures are based on the net foreign exchange exposure of the company.
Transaction amount of SANYO is included from Fiscal 2012.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake and the flooding in Thailand on the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

Supplemental Consolidated Financial Data for Fiscal 2012

3Q and nine months ended Dec. 31, 2011

Panasonic Corporation

<Attachment 1> Reference

Segment information for fiscal 2012

Sales			Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)
Digital AVC Networks	660.6	771.9	750.4
Home Appliances	342.9	316.0	320.3
PEW and PanaHome	417.3	461.9	443.6
Components and Devices	205.5	206.0	198.1
SANYO	324.0	345.3	304.8
Other	284.0	269.9	223.0

Subtotal	2,234.3	2,371.0	2,240.2
Eliminations	-304.8	-295.3	-280.0

Total	1,929.5	2,075.7	1,960.2

Segment profit			Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)
Digital AVC Networks	-16.0	-2.1	-14.6
Home Appliances	33.6	19.0	26.0
PEW and PanaHome	10.6	21.0	18.8
Components and Devices	-7.5	0.1	-9.9
SANYO	-14.0	-12.9	-20.1
Other	11.9	12.0	8.1

Subtotal	18.6	37.1	8.3
Corporate and eliminations	-13.0	4.9	-16.4

Total	5.6	42.0	-8.1

Supplemental Consolidated Financial Data for Fiscal 2012

3Q and nine months ended Dec. 31, 2011

Panasonic Corporation

<Attachment 2> Reference

Segment information for fiscal 2011

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	831.7	826.1	927.6	718.6	3,304.0
Home Appliances	322.8	313.9	337.5	301.7	1,275.9
PEW and PanaHome	391.2	442.8	446.5	454.5	1,735.0
Components and Devices	236.3	244.6	232.9	212.5	926.3
SANYO	413.0	416.7	393.3	338.9	1,561.9
Other	275.4	285.0	262.5	374.8	1,197.7

Subtotal	2,470.4	2,529.1	2,600.3	2,401.0	10,000.8
Eliminations	-309.3	-322.3	-314.8	-361.7	-1,308.1

Total	2,161.1	2,206.8	2,285.5	2,039.3	8,692.7

Segment profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	27.9	33.4	39.9	13.7	114.9
Home Appliances	32.3	16.8	32.8	10.4	92.3
PEW and PanaHome	8.3	22.5	23.2	19.0	73.0
Components and Devices	11.8	13.7	3.6	3.9	33.0
SANYO	5.0	1.1	-5.7	-8.4	-8.0
Other	12.8	10.2	12.2	17.7	52.9

Subtotal	98.1	97.7	106.0	56.3	358.1
Corporate and eliminations	-14.3	-12.5	-10.7	-15.3	-52.8

Total	83.8	85.2	95.3	41.0	305.3

Supplemental Consolidated Financial Data for Fiscal 2012

3Q and nine months ended Dec. 31, 2011

Panasonic Corporation

<Attachment 3> Reference

Segment information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	773.3	830.8	974.1	831.3	3,409.5
Home Appliances	306.6	288.3	305.6	303.7	1,204.2
PEW and PanaHome	357.7	416.0	410.7	447.7	1,632.1
Components and Devices	213.3	243.5	246.9	227.8	931.5
SANYO	—	—	—	404.8	404.8
Other	204.7	241.4	231.6	334.5	1,012.2

Subtotal	1,855.6	2,020.0	2,168.9	2,549.8	8,594.3
Eliminations	-260.1	-282.2	-282.3	-351.7	-1,176.3

Total	1,595.5	1,737.8	1,886.6	2,198.1	7,418.0

Segment profit				Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	-13.6	26.3	40.2	34.4	87.3
Home Appliances	18.6	8.1	31.3	8.1	66.1
PEW and PanaHome	-7.8	12.0	17.4	13.1	34.7
Components and Devices	-9.7	13.4	19.2	13.6	36.5
SANYO	—	—	—	-0.7	-0.7
Other	-0.9	3.0	6.2	11.4	19.7

Subtotal	-13.4	62.8	114.3	79.9	243.6
Corporate and eliminations	-6.8	-13.7	-13.3	-19.3	-53.1

Total	-20.2	49.1	101.0	60.6	190.5

Notes:

1. The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

2. SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the period before December 2009.

Supplemental Consolidated Financial Data for Fiscal 2012

3Q and nine months ended Dec. 31, 2011

Panasonic Corporation

<Attachment 4> Reference

Primary domain companies’ information for fiscal 2012

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)
AVC Networks Company	350.7	368.4	351.6
Panasonic Electronic Devices Co., Ltd.	78.8	88.4	82.0
Factory Automation Business	49.2	48.5	34.4

Domain company profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)
AVC Networks Company	-29.8	-19.2	-37.3
Panasonic Electronic Devices Co., Ltd.	-2.7	2.4	-2.2
Factory Automation Business	6.7	7.8	3.1

Note:	In April 2011, the operations of Panasonic Mobile Communications Co., Ltd. and the System Networks Company were integrated and the Systems & Communications Company was established. Accordingly, in this information, Panasonic Mobile Communications Co., Ltd. has been withdrawn from fiscal 2012.

Primary domain companies’ information for fiscal 2011

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	419.8	424.6	515.2	341.0	1,700.6
Panasonic Mobile Communications Co., Ltd.	66.1	73.6	56.2	47.5	243.4
Panasonic Electronic Devices Co., Ltd.	95.8	98.1	89.5	82.4	365.8
Factory Automation Business	44.5	52.1	38.3	39.3	174.2

Domain company profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-18.9	1.0	0.2	-10.4	-28.1
Panasonic Mobile Communications Co., Ltd.	2.7	3.6	0.8	-1.6	5.5
Panasonic Electronic Devices Co., Ltd.	3.2	5.1	3.0	1.1	12.4
Factory Automation Business	6.5	8.9	4.1	4.5	24.0

Primary domain companies’ information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	366.8	435.5	526.2	374.2	1,702.7
Panasonic Mobile Communications Co., Ltd.	102.0	63.9	63.7	77.8	307.4
Panasonic Electronic Devices Co., Ltd.	84.3	95.6	97.3	88.8	366.0
Factory Automation Business	15.9	24.3	26.5	33.9	100.6

Domain company profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-34.6	1.7	0.1	-1.3	-34.1
Panasonic Mobile Communications Co., Ltd.	7.8	1.9	0.4	0.8	10.9
Panasonic Electronic Devices Co., Ltd.	-3.8	2.9	4.6	0.9	4.6
Factory Automation Business	-7.6	-1.9	0.1	2.7	-6.7